

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2025

Naveen Chopra
President and Chief Financial Officer
New Pluto Global, Inc.
c/o Paramount Global
1515 Broadway
New York, New York 10036

      Re: **New Pluto Global, Inc.**
           Amendment No. 3 to Registration Statement on Form S-4
           Filed February 6, 2025
           File No. 333-282985

Dear Naveen Chopra:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4
The Transactions
Litigation Relating to the Transactions, page 176

1.   We note your disclosure here and throughout the registration statement related to the class action lawsuit alleging breaches of fiduciary duties for the alleged failure to sufficiently consider an alternate offer that is claimed to be superior to the Transactions. Please expand your disclosure to provide a full description of the factual basis alleged to underlie the proceedings derived from the complaint. Refer to Item 103 of Regulation S-K.

 Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Hui Lin, Esq.